SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)    .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)    .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

(PUBLICLY-HELD CORPORATION)

CNPJ/MF No. 76.535.764/0001-43

NIRE 53 3 0000622 - 9

Minutes of the General Meeting of Debenture Holders of the 5th issuance of simple, non-convertible debentures issued in a single series, of BRASIL TELECOM S.A., held on March 11, 2010, at first call, drawn up in summary form as per Par. 1 of Article 130 of Law No. 6.404/ 76.

1.	DATE, TIME AND PLACE: March 11, 2010, at 11:00 a.m., at the head office of the Issuer, located in the city of Brasília—DF, SIA SUL – ASP, Lote D, Bloco B.

2.	ATTENDANCE: Debenture holders representing 94.30% of the outstanding debentures of the 5th issuance, the 4th public issuance, of the company, as per the signatures contained in the Debenture Holders Attendance List and verified by the Fiduciary Agent. The Issuer’s representative and the representative of Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., the Fiduciary Agent, also attended the meeting.

3.	AGENDA: (i) To examine, discuss and resolve upon the proposed amendment to section 6.1, m, (i), (ii) and (iii) of the Private Deed of the 5th issuance, the 4th public issuance, of simple, non-convertible debentures, issued in a single unsecured series, with Tele Norte Leste Participações S.A. as Intervening Guarantor, for public distribution, entered into on June 20, 2006.

4.	CALL: Call Notice published pursuant to Article 124 of Law No. 6.404/76, at first call, on the Official Gazette of the Federal District (Diário Oficial do Distrito Federal), on February 24, 2010 (Section 3, page 158), February 25, 2010 (Section 3, page 131) and February 26, 2010 (Section 3, page 171), in Valor Econômico on February 24, 2010 (page A11), February 25, 2010 (page A10) and February 26, 2010 (page B2), and in Jornal de Brasília on February 24, 2010 (page 39), February 25, 2010 (page 36) and February 26, 2010 (page 16).

5.	BOARD: Chairman: Mr. Paulo Jorge Ribeiro Rodrigues; and Secretary: Ms. Daniella Geszikter Ventura, elected unanimously by the attendees.

6.

RESOLUTIONS: Starting the business, the Chairman, with the help of the Fiduciary Agent’s representative, verified the presence of a quorum and the fulfillment of the call requirements, and then declared the Debenture Holders’ General Meeting open with the presence of the debenture holders representing 94.30% of the outstanding debentures of the 5th issuance. Then, the attendees authorized, by unanimous vote, the drafting of these minutes of the Debenture Holders’ General Meeting in a summary form, and the publication hereof omitting the signatures of the debenture holders, pursuant to Art. 130, paragraphs 1 and 2 of Law No. 6.404/76, respectively. Then, turning to the sole item in the Agenda, after discussions and clarifications given by the Company’s management concerning the proposed amendment to section 6.1, m, of the Private Deed of the 5th issuance, the 4th public issuance, of simple, non-convertible debentures, issued in a single unsecured series, with Tele Norte Leste Participações S.A. as Intervening Guarantor, for public distribution, entered into on June 20, 2006 (the “Private Deed”), the debenture holders approved the Company’s proposal by a majority representing 91.54% of the Outstanding Debentures, taking due notice of the dissenting vote cast by the manager of EROS – Fundo de Investimento Multimercado Crédito Privado, so that sections 6.1, m, (i) and (ii) of the Private Deed shall henceforth read as follows:

“(i) the ratio between the sum of the Consolidated EBITDA for the last four (4) quarters of the Issuer and the sum of the Consolidated Financial Expenses for the same period shall not be less than 1.50 up to the 3rd quarter of 2006, changing to 1.95 as of the 4th quarter of 2006, except that for the period starting on June 30, 2009, inclusive, until June 30, 2010, inclusive, such ratio shall not be applicable, therefore the Issuer shall not be required to comply with it within the respective period;

Minutes of the General Meeting of Debenture Holders

of the 5th Issuance of Debentures - held on March 11, 2010

(ii) the ratio between the Consolidated Debt and the sum of the consolidated EBITDA for the last four (4) quarters of the Issuer shall not be greater than 3.75; except that for the period starting on June 30, 2009, inclusive, until June 30, 2010, inclusive, such ratio shall not be applicable, therefore the Issuer shall not be required to comply with it within the respective period;”

The wording of section 6.1, m, (iii) remained unchanged.

Finally, the Fiduciary Agent was authorized to execute the amendment to the Private Deed so as to include therein the resolutions contained in these minutes.

7.	CLOSING: The resolutions were passed by all of the debenture holders present at the meeting. There being no further matters to discuss, the Chairman adjourned the meeting for the drafting of these minutes. After the session was reopened, the Minutes of this Meeting were drawn up, duly approved and signed by all attendees, who constituted the quorum required for the respective approval.

Brasília, March 11, 2010.

Chairman – Paulo Jorge Ribeiro Rodrigues

Secretary – Daniella Geszikter Ventura

Brasil Telecom S.A. – Eduardo Ajuz Coelho

Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda.
Fiduciary Agent
Carlos Alberto Bacha

Minutes of the General Meeting of Debenture Holders

of the 5th Issuance of Debentures - held on March 11, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2010

BRASIL TELECOM S.A.

By:	/S/ ALEX WALDEMAR ZORNIG
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer